Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of

CubeSmart:

We consent to the incorporation by reference in the registration statements (No. 333-176885) on Form S-3 and (Nos. 333-167623, 333-143126, 333-143125, 333-143124 and 333-119987) on Form S-8 of CubeSmart of our reports dated February 28, 2014, with respect to the consolidated balance sheets of CubeSmart as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the accompanying Form 10-K of CubeSmart and CubeSmart, L.P..

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 28, 2014